						Exhibit 99(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges
	Twelve Months Ended
	December 31,					June 31,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest	$147,982	$118,519	$138,018	$76,639	$64,620	$65,981
Interest applicable to rentals	3,871	5,753	4,458	3,250	3,793	3,580

Total fixed charges, as defined	$151,853	$124,272	$142,476	$79,889	$68,413	$69,561

Earnings as defined:
Net Income	$82,375	$93,745	$116,355	$103,352	$106,003	109,647
Add:
Provision for income taxes:
Total	53,851	81,263	43,761	76,177	75,845	78,540
Fixed charges as above	151,853	124,272	142,476	79,889	68,413	69,561

Total earnings, as defined	$288,079	$299,280	$302,592	$259,418	$250,261	$257,748

Ratio of earnings to fixed charges, as defined	1.90	2.41	2.12	3.25	3.66	3.71